BTRsec/RLS Admin/Letters/2003/0007

invensys

82-2142

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA

28 January 2003

SUPPL

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed a notification released to the London Stock Exchange concerning Major Interests in Shares.

Yours faithfully,

Rachel Spencer
Deputy Secretary
Invensys plc
Tel: 0207 821 3749
Fax: 0207 821 3884
Email: rachel.spencer@invensys.com

Copy to: Mr. B. Mangino
Mr. M. Downing

dlw 2/10

Invensys plc Carlisle Place London SW1P 1BX United Kingdom
Telephone +44 (0)20 7834 3848 Facsimile +44 (0)20 7834 3879 www.invensys.com

SEC No 82 - 2142

"emailalert@hemscott.co.uk" <emailalert
28/01/2003 14:32

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Holding(s) in Company

This Email News Alert service is brought to you by Invensys and http://www.hemscott.net

RNS Number:7216G
Invensys PLC
28 January 2003

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Invensys plc

2) Name of shareholder having a major interest

The Capital Group Companies, Inc.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital Guardian Trust Company, Capital International SA, Capital International, Inc and Capital International Limited. These holdings form part of funds managed on behalf of investment clients.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Capital Guardian Trust Company:

Bank of New York Nominees	131,200
Chase Nominees Limited	5,017,300
Midland Bank plc	176,900
Nortrust Nominees	1,692,200

Capital International Limited:

Bank of New York Nominees	29,627,735
State Street Bank & Trust Co	1,097,500
KAS UK	140,400
Northern Trust AVFC	1,120,800
Mellon Bank NA	2,223,900
HSBC Bank plc	4,282,200
Deutsche Bank AG	3,855,600
Mellon Nominees (UK) Limited	633,000
Nortrust Nominees	13,345,709
Morgan Guaranty	1,698,800
Citibank London	527,100
Bankers Trust	10,726,900
Midland Bank plc	1,281,000
Northern Trust	1,077,864
State Street Nominees Limited	1,042,800
Bank One London	648,600
Chase Nominees Limited	19,117,728

Capital International S.A.:

Deutsche Bank AG	171,400
Citibank NA	111,800
Lloyds Bank	158,200
State Street Bank & Trust Co	261,200
Royal Bank of Scotland	507,000
Chase Nominees Limited	2,250,600
Midland Bank Plc	49,000
Capital International, Inc.:	
State Street Nominees Ltd	8,413,100
Bank of New York Nominees	1,678,500
Chase Nominees Limited	11,540,000
Citibank London	321,700
Nortrust Nominees	652,300
State Street Bank & Trust Co.	100,497
Citibank	135,000
Citibank NA	1,069,900
Chase Manhattan Nominee Ltd	64,700
HSBC Bank plc	133,300
Capital Research and Management Company:	
State Street Nominees Limited	4,785,400
Chase Nominees Limited	83,914,600

5) Number of shares/amount of stock acquired

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security

Ordinary shares of 25p each

10) Date of transaction

24 January 2003

11) Date company informed

28 January 2003

12) Total holding following this notification

215,783,433

13) Total percentage holding of issued class following this notification

6.17%

14) Any additional information

15) Name of contact and telephone number for queries

Victoria Scarth, Senior Vice President, Group Marketing and Communications 020 78213538

16) Name of company official responsible for making this notification

Emma Sullivan, Assistant Secretary

Date of notification: 28 January 2003

invensys

BTRsec/RLS Admin/Letters/2003/0006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA

27 January 2003

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed a notification released to the London Stock Exchange concerning Director Declaration.

Yours faithfully,

Rachel Spencer
Deputy Secretary
Invensys plc
Tel: 0207 821 3749
Fax: 0207 821 3884
Email: rachel.spencer@invensys.com

Copy to: Mr. B. Mangino
Mr. M. Downing

SEC No 82 - 2142

"emailalert@hemscott.co.uk" <emailalert
27/01/2003 16:31

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Director Declaration

This Email News Alert service is brought to you by Invensys and http://www.hemscott.net

RNS Number:6740G
Invensys PLC
27 January 2003

INVENSYS PLC

DIRECTOR DECLARATION

With reference to the appointment as a director of Invensys plc of Mr Jean-Claude Guez and Mr Martin Jay on 21 January 2003, that was announced on 21 January 2003, Invensys plc confirms the following information required under Paragraph 16.4 of the Listing Rules:

1. there are no other directorships to be disclosed in respect of Mr Guez or Mr Jay under paragraph 16.4(a) of the Listing Rules; and

2. there are no details to be disclosed in respect of Mr Guez or Mr Jay under Paragraph 16.4(b) of the Listing Rules.

Name of contact and telephone number for queries: Victoria Scarth, Senior Vice President, Group Marketing & Communications 020 78213538.

Name of Company official responsible for making notification: Emma Sullivan, Assistant Secretary.

Date of notification: 27 January 2003

This information is provided by RNS
The company news service from the London Stock Exchange
END

RDNNKOKDABKDKDB
For more information and to contact AFX: www.afxnews.com and www.afxpress.com